AEGIS CAPITAL CORP.
810 7TH Avenue
New York, New York 10019

May 22, 2012

VIA EDGAR AND TELECOPY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trovagene, Inc. (the “Company”)
File No. 333-180810
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on May 24, 2012, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 8, 2012, as amended on May 18, 2012 and May 22, 2012

(ii)	Dates of distribution: May 8, 2012 — May 24, 2012

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 600

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna

Name: Kevin C. McKenna
Title: Chief Compliance Officer